NO ACT (1) [redacted]

Act: 1934 DC
Section: ____
Rule: Sch 13d
Public Availability: 01-31-2008

January 31, 2008

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE PE 1-28-08
DIVISION OF CORPORATION FINANCE (2) [redacted]

Received SEC
JAN 3 1 2008
Washington, DC 20549

RE: (1) Oncothyreon Inc. and (2) Biomira Inc.
Incoming letter dated January 28, 2008

08023978

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of Biomira under the Exchange Act may be taken into account to determine whether Oncothyreon is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Oncothyreon may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instructions B.1.a and B.1.b of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Oncothyreon, as successor to Biomira, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by Biomira's currently effective registration statements on Forms F-10 and S-8. Instead, Oncothyreon may adopt Biomira's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements on the applicable domestic form;

PROCESSED
FEB 1 3 2008
THOMSON FINANCIAL

- Oncothyreon's Exchange Act reporting history may be taken into account when determining Biomira's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in Oncothyreon common stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Biomira common stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the reorganization, provided that they note in their next filings on Schedule 13D or 13G that Oncothyreon is the successor to Biomira.

- Oncothyreon may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirement of Section 4(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Susan Min
Wilson, Sonsini, Goodrich & Rosati
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036

January 31, 2008

Re: Oncothyreon Inc. and Biomira Inc.

Dear Ms. Min:

In regard to your letter of January 29, 2008 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
PHONE 206.883.2500
FAX 206.883.2699
www.wsgr.com

Securities Act of 1933
Section 4(3)
Rules 144, 174 and 414
Forms S-3, S-4, and S-8

Securities Exchange Act of 1934
Section 15(d)
Schedules 13D and 13G

January 29, 2008

Via Overnight Mail and Facsimile

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Paul M. Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3628

Re: Oncothyreon Inc. and Biomira Inc.
Succession-Related Issues

Dear Mr. Dudek:

We write on behalf of Oncothyreon Inc., a Delaware corporation ("***Oncothyreon***") and its predecessor-in-interest corporation, Biomira Inc., a Canadian corporation ("***Biomira***"), (now Biomira Edmonco), to request the advice of the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***") and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), arising out of the corporate reorganization/migration of Biomira from Canada to the United States pursuant to a plan of arrangement (the "***Arrangement***"). On December 10, 2007, the Arrangement was completed and the resulting corporation, Oncothyreon, has the same or substantially the same assets and liabilities of Biomira, but the corporate domicile is in the State of Delaware.

I. Background

Oncothyreon/Biomira is a clinical-stage biopharmaceutical company focused primarily on the development and commercialization of therapeutic products for the treatment of cancer. Biomira was incorporated under the Canada Business Corporations Act ("*CBCA*") by articles of incorporation dated August 23, 1985.

As of the fiscal year ended December 31, 1996, Biomira, a Canadian issuer, had been reporting under the multi-jurisdictional disclosure system ("*MJDS*"), as described in Release No. 33-6902 (June 21, 1991). Biomira was a foreign private issuer under Rule 3b-4. Biomira was exempt from the Commission's proxy rules and Exchange Act Section 16 reporting and short-swing profit recapture provisions, pursuant to Rule 3a12-3(b).

Until December 10, 2007, Biomira's common shares, no par value, were trading on the Toronto Stock Exchange (the "*TSE*") and the NASDAQ Global Market (the "*NASDAQ*"). After December 10, 2007, Oncothyreon's common stock, $0.0001 par value, was trading on the TSE and the NASDAQ. Oncothyreon had a total market capitalization of approximately $88,500,000 on December 12, 2007.

As a foreign private issuer, Biomira was not subject to Regulations 14A and 14C. However, on September 12, 2007, Oncothyreon (previously filed as Biomira Corporation) filed a registration statement on Form S-4 (File No. 333-145995) under the Securities Act. The Registration Statement contains the preliminary proxy statement/prospectus of Oncothyreon (the "*Proxy Statement/Prospectus*"). Oncothyreon filed pre-effective Amendment No. 1 to the Registration Statement on September 27, 2007 and pre-effective Amendment No. 2 on October 29, 2007, copies of which are enclosed for your convenience. The Commission declared the registration statement effective on October 31, 2007. Oncothyreon filed a post-effective amendment to the Form S-4 on November 7, 2007, which the Commission declared effective on the same day. The Arrangement required the approval of the shareholders of Biomira and the Alberta Court of Queen's Bench. On December 4, 2007 at the shareholder's special meeting the Arrangement was approved by the shareholders and on December 5, 2007, the Albert Court of Queen's Bench issued a final order approving the Arrangement. The Arrangement became effective on December 10, 2007, pursuant to the applicable regulatory requirements and the terms and conditions of the Arrangement. Oncothyreon filed a Form 8-K under Items 2.01, 8.01 and 9.01 to reflect the effectiveness of the Arrangement on December 12, 2007.

Biomira currently has the following registration statements (the "*Registration Statements*") effective under the Securities Act:

1. Form S-8 (File No. 333-146966) (relating to the amended and restated share option plan), filed October 26, 2007 and a post-effective amendment filed December 10, 2007;

2. Form S-8 (File No. 333-146964) (relating to the amended and restated restricted share unit plan), filed October 26, 2007;

3. Form S-8 (File No. 0-19451) (relating to the Stock Option Plans with options to purchase common shares of Biomira Inc.), filed June 30, 1997; and

4. Form F-10 and Amendment No. 1 (File No. 333-137342) (universal shelf registration statement for common and preferred shares, debt securities and warrants of up to U.S. $100,000,000 during a 25 month period remains effective), filed September 15, 2006 and September 26, 2006.

II. The Arrangement

A. Purpose

The business purpose of the Arrangement is to allow Biomira to avail itself of Delaware corporate law. Delaware is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law (the "*DGCL*") is an enabling statute that is frequently revised and updated to accommodate changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing Delaware corporate laws, with multiple cases concerning areas that no Canadian court has considered. The abundance of case law in Delaware enhances the relative clarity and predictability in many areas of Delaware corporate law, which could offer added advantages to Biomira by allowing its board of directors and management to make corporate decisions and take corporate actions with great assurance as to the validity and consequences of those decisions and actions.

Management believes that the Arrangement will increase long-term shareholder value by raising the company's profile in the U.S. financial markets with the goals of increasing the visibility of the product pipeline among the U.S. institutional investors and providing access to a larger pool of investment capital. Moreover, management believes that relocating to the United States will provide greater opportunity to attract and retain key personnel. Since the completion of the Arrangement, Biomira has ceased to be a foreign private issuer and Oncothyreon is now subject to the reporting requirements of a domestic filer, which includes the proxy rules, Section 16 reporting and short swing-profit recapture provisions.

B. Structure and Constituent Corporations

Oncothyreon Inc. ("Oncothyreon")

Oncothyreon (formerly Biomira Corporation) was incorporated in the State of Delaware on September 7, 2007 and became the successor corporation as a result of the Arrangement. Oncothyreon has no significant assets or capitalization and has not engaged in any business or prior activities other than in connection with its formation, the Arrangement and related transactions. The authorized share capital of Oncothyreon is as follows: (a) 100,000,000 shares of common stock, $0.0001 par value per share; (b) 10,000,000 shares of preferred stock, $0.0001 par value per share; and (c) 12,500 shares of Class UA preferred stock, no par value.

4442636 Canada Inc. ("Biomira Canco")

Biomira Canco is a CBCA corporation and the sole shareholder of Biomira Sub-1 (see below). It was formed on September 10, 2007 for the purpose of effecting the first steps of the Arrangement. Biomira Canco currently has no business or assets, other than the shares of Biomira Sub-1, and has 100 common shares outstanding, all of which are held by Biomira Research Inc., an affiliate of Biomira.

4442644 Canada Inc. ("Biomira Sub-1")

Biomira Sub-1 is a CBCA corporation and a wholly-owned subsidiary of Biomira Canco. It was formed on September 10, 2007 for the purpose of effecting the first step of the Arrangement. Biomira Sub-1 currently has no business or assets and has 100 common shares outstanding, all of which are owned by Biomira Canco.

4442652 Canada Inc. ("Biomira Sub-2")

Biomira Sub-2 is a CBCA corporation and a wholly-owned subsidiary of Oncothyreon. It was formed on September 10, 2007 for the purpose of effecting the second step of the Arrangement. Biomira Sub-2 currently has no business or assets and has one common share outstanding, which is owned by Oncothyreon.

4460626 Canada Inc. ("Biomira Sub-3")

Biomira Sub-3 is a British Columbia unlimited liability company and a wholly-owned subsidiary of Oncothyreon Luxembourg S.a.r.l., which is a wholly-owned subsidiary of Oncothyreon. Oncothyreon Luxembourg S.a.r.l. was formed on December 4, 2007. Biomira Sub-3 will, shortly after the Arrangement, amalgamate with Biomira Amalco (see Step 2 below) to form Biomira ULC. The concept of "merger" does not exist under Canadian law as in the United States, but "amalgamation" reflects the most comparable form of business combinations.

The following describes the transactional steps associated with the Arrangement:

- *Step 1:* Biomira Canco incorporated Biomira Sub-1 as its wholly-owned subsidiary and Oncothyreon incorporated Biomira Sub -2 as its wholly-owned Canadian subsidiary.

- *Step 2:* Biomira amalgamated with Biomira Sub-1, resulting in a company we called "Biomira Edmonco" with the Biomira common and preference shareholders receiving Biomira Canco shares in exchange for their Biomira shares. Biomira Canco amalgamated with Biomira Sub-2, resulting in a company we called "Biomira Amalco" with the common and preference shareholders of Biomira Canco receiving shares of Oncothyreon.

- *Step 3:* Immediately after the Arrangement was effected and pursuant to an overall plan of reorganization adopted by the Board of Directors of Biomira, Biomira Amalco will be amalgamated with Biomira Sub-3, which will continue as an unlimited liability company called Biomira ULC. The final structure has Biomira Edmonco being a wholly-owned subsidiary of Biomira ULC, Biomira ULC being a wholly-owned subsidiary of Oncothyreon Luxembourg S.a.r.l. and Oncothyreon Luxembourg S.a.r.l. being a wholly-owned subsidiary of Oncothyreon.

Since the completion of the Arrangement, the holders of Biomira securities are the holders of Oncothyreon securities. The Arrangement did not result in any change in the economic or beneficial ownership interests of Biomira's shareholders. The Arrangement also did not result in any change in the business, management, fiscal year, assets, liabilities, or the economic interest of Biomira's shareholders. After the Arrangement, the directors of Oncothyreon are the same directors of Biomira. All employee benefit plans of Biomira were continued by Oncothyreon, and each option or restricted share unit issued pursuant to the plans were automatically converted into an option or right to purchase shares of Oncothyreon common stock, upon the same terms and subject to the same conditions, as set forth in such plans, provided that the number of shares and price per share were adjusted based on the exchange ratio in the Arrangement. In connection with the implementation of the Arrangement, the former Biomira shareholders received one Oncothyreon common stock for every six common shares they held in Biomira. Upon completion of the Arrangement, Oncothyreon will also file a Form 15 on behalf of Biomira to terminate its reporting obligations under the Exchange Act.

Due to the differences between the CBCA and DGCL, as well as differences between Biomira's charter and bylaws before and after the Arrangement, the Arrangement effected some changes in the rights of Biomira's shareholders. The comparative differences between the CBCA and DGCL have been summarized in the Form S-4, which has been included for your convenience.

C. <u>Canadian Compliance under the CBCA</u>

The following discussion provides the requirements of the CBCA and Biomira's compliance to each of the sections in order to effectuate the Arrangement.

Section 192 of the CBCA sets out the definition of "arrangement" and the procedure to be followed in connection with effecting a plan of arrangement.

Subsection 192(3) of the CBCA provides that a corporation may apply to a court for an order approving an arrangement proposed by the corporation. Biomira made such an application to the Alberta Court of Queen's Bench on October 29, 2007.

Subsection 192(4) of the CBCA specifies that in connection with an application under Section 192 of the CBCA, the court may make any interim or final order it thinks fit including, an order requiring a corporation to call, hold and conduct a meeting of holders of securities in such manner as the court directs, an order permitting a shareholder to dissent under Section 190 of the CBCA and an order approving an arrangement as proposed by the corporation. An interim order of the Alberta Court of Queen's Bench setting out, the parameters for the holding of the special meeting of the shareholders of Biomira in connection with the Arrangement and the applicable dissent rights was granted by Chief Justice Wachowich on October 29, 2007.

In connection with the special meeting of shareholders, Section 135 of the CBCA requires that the notice of the time and the place of the meeting shall be sent within the prescribed period to each shareholder entitled to vote at the meeting, and to each director and the auditor of the corporation. Such notice was mailed on November 7, 2007 to all required persons other than the sole preferred shareholder, to whom such notice was mailed on November 8, 2007. Subsection 137(2) of the CBCA requires that a corporation that solicits proxies shall set out the proposal to be put before the meeting in a management proxy circular. Part XIII of the CBCA and National Instrument 51-102 prescribe the contents of the proxy circular and the manner in which the proxy circular is to be provided to the shareholders. The required proxy circular was mailed on November 7, 2007 to all required persons other than the sole preferred shareholder, to whom such proxy circular was mailed on November 8, 2007.

Subsection 192(5) of the CBCA requires an applicant for any interim or final order under Section 192 of the CBCA to give the Director appointed under the CBCA notice of the application and the Director is entitled to appear and be heard in person or by counsel. The applicable notices were given to the Director and the Director declined to appear.

Subsection 192(6) of the CBCA provides that after an order approving an arrangement has been made by the applicable court, articles of arrangement in the prescribed form shall be sent to the Director. Subsection 192(7) of the CBCA states that on receipt of articles of arrangement, the Director shall issue a certificate of arrangement. A final order approving the Arrangement was granted on December 5, 2007 by Chief Justice Wachowich of the Alberta Court of Queen's Bench. Articles of arrangement were filed with the Director on December 10, 2007 and a certificate of arrangement was issued by the Director on the same date.

Subsection 192(8) of the CBCA provides that an arrangement becomes effective on the date shown in the certificate of arrangement. The Arrangement became effective on December 10, 2007, the date of the certificate of arrangement.

III. Relief Requested

On behalf of Oncothyreon and Biomira, we respectfully request your confirmation that the Staff would not object under the Securities Act or Exchange Act if Oncothyreon, Biomira, and the Arrangement subsidiaries take the actions or proceed as set forth below or that the Staff concurs with the following conclusions, each of which is more fully discussed under the heading "Discussion" below.

A. Availability of Rule 414

We request the Staff confirm that Oncothyreon be considered a successor issuer of Biomira for purposes of Rule 414 under the Securities Act and may file post-effective amendments to Biomira's Registration Statements filed under the Securities Act to permit Oncothyreon to continue the offerings registered thereby.

B. **Availability of Certain Securities Act Forms**

We request the Staff confirm our ability to include the prior activities, reporting compliance and status of Biomira in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Oncothyreon.

C. **Availability of Rule 144**

We request the Staff confirm that Biomira's prior activities and the most recent report or statement published by Biomira prior to the Arrangement and the average weekly reported trading volumes in Biomira's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Oncothyreon has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amounts of Biomira common shares that may be sold pursuant to Rule 144(e) of the Securities Act.

D. **Schedules 13D and 13G**

We request the Staff confirm that persons who have filed statements under Schedule 13D or 13G reporting ownership interests in Biomira securities are not required to file any additional or amended statements or forms as a result of the Arrangement but may note in their next filings that Oncothyreon is the successor issuer to Biomira.

E. **Section 4(3) Prospectus Delivery Requirement and Rule 174(b)**

We request the Staff confirm that in accordance with Rule 174(b) under the Securities Act, Oncothyreon will be deemed an Exchange Act reporting company and dealers of Oncothyreon's common stock need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to Oncothyreon after the Arrangement.

IV. Discussion

A. **Availability of Rule 414**

We respectfully request that the Staff confirm it will not recommend enforcement action if Oncothyreon makes use of Biomira's effective registration statements or the Staff concurs with our interpretation set forth below. As promulgated under Regulation C of the Securities Act, Rule 414 provides that:

> if any issuer, except a foreign issuer exempted by Rule 3a12-3, incorporated under the laws of any State or foreign government and having securities registered under the Act has been succeeded by an issuer incorporated under the laws of another State or foreign government for the purpose of changing the State or country of incorporation of the enterprises, or if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering provided:
>
> a. Immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;
>
> b. The succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;
>
> c. The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Securities Exchange Act of 1934; and
>
> d. The successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Act and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

As provided in the Background, Biomira has the following effective registration statements under Form S-8 and Form F-10, which register the Company's various options plans and restricted share units, and a universal shelf for $100,000,000. We believe that the application of Rule 414 is appropriate in our situation for a number of reasons. The interests of shareholders of foreign private issuers would be served by permitting such issuers to become domestic registrants, with the attendant benefits of the reporting and disclosure obligations applicable to such registrants, without imposing an unnecessarily high burden on such issuers. In the absence of the requested relief, Oncothyreon would incur substantial expense and burden in filing and updating new registration statements, with no apparent benefit to be derived by the security holders from such filings. Moreover, a strict interpretation of the Rule could dampen the willingness of foreign private issuers to consider reorganizations that would result in a domestic reporting entity. Oncothyreon filed a Form S-4 that provided disclosure that would have been included in Oncothyreon's annual report on Form 10-K. In addition, Oncothyreon will file a current report on Form 8-K containing all the financial information to date, which would include the financial statements for periods under Rule 3-05(b) and Rule 2-02 of Regulation S-X. As a foreign private issuer under MJDS, Biomira did not file a Form 10-K and filed a Form 40-F for the fiscal year ended December 31, 2006. Oncothyreon provided such information in the Form S-4 and will provide updated financial information in the Form 8-K. The Form 8-K, which will include Form 10-K financial information, will be incorporated by reference into the post-effective amendments, as well as any future registration statements in accordance with Item 12 of Form S-3.

In prior no-action letters, the Staff has granted relief under Rule 414 to foreign private issuers changing their form of organization. In *The News Corporation Limited* (available November 3, 2004) ("*TNCL*"), TNCL, a foreign private issuer, proposed to create a new holding company in the State of Delaware and sought no-action relief from the Staff. The Staff stated that no objection would be raised if the new Delaware holding company filed post-effective amendments to its existing registration statements pursuant to Rule 414. See, *Shire Pharmaceuticals Group PLC* and *Shire PLC* (available November 17, 2005) (collectively "*Shire*"); *CanWest Media Inc.* (available November 15, 2005) ("*CanWest*"); *Nortel Networks Corporation* (available April 28, 2000) ("*Nortel*"); and *Reuters Holdings PLC* and *Reuters Group PLC* (available February 17, 1998) (collectively "*Reuters*").

In the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, July 1997 Edition, under Section B: Securities Act Rules, Telephone Interpretation No. 72, the Staff permitted reliance on Rule 414(c) where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes were solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. See, *Industriforvaltnings AB Kinnevik* (available May 23, 1997); and *The National Grid Holding plc* (available November 28, 1995).

Oncothyreon complied with subsection (a) because immediately prior to the Arrangement, Oncothyreon had no assets or liabilities other than nominal assets and liabilities, if any. In addition, subsection (b) was satisfied by way of the amalgamations because Oncothyreon succeeded as the parent company and all of Biomira's assets and liabilities are under Oncothyreon. Although Biomira is not subject to Section 14(a) of the Exchange Act, Oncothyreon will substantially comply with subsection (c) of Rule 414 because Oncothyreon received Biomira's shareholder approval at a special meeting for which Oncothyreon solicited proxies in accordance with Section 14(a) of the Exchange Act. Oncothyreon will comply with subsection (d) because subject to the grant of relief requested hereby, Oncothyreon undertakes to file post-effective amendments to Biomiras' Registration Statements for all purposes of the

Securities Act and Exchange Act. Such post-effective amendments will set forth any additional information necessary to keep the Registration Statements from being misleading in any material respect, and Oncothyreon will take such actions as will be required to cause such amendments to become effective. Therefore, in connection with the Arrangement, the four requirements under Rule 414 of Regulation C were fully satisfied.

Based upon the foregoing, we respectfully request that the Staff concur with our opinion that Oncothyreon be considered the "successor issuer" to Biomira for the purposes of Rule 414 and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Biomira under the Securities Act, as contemplated by Rule 414(d).

B. Availability of Certain Securities Act Forms

We request confirmation that the Staff will not recommend enforcement action if it agrees with our interpretation that Oncothyreon may consider the status of Biomira in determining whether the requirements for the use of Forms S-3, S-4, and S-8 under the Securities Act are met by Oncothyreon as a successor registrant/issuer.

"The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately." *See, Nabors Industries, Inc.* (available April 30, 2002) ("*Nabors*"). General Instructions I.A.7. to Form S-3 under the Securities Act deems a successor registrant/issuer to have met the registrant eligibility requirements in General Instructions I.A.1, 2, 3, and 5 for use of Form S-3, if either (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession was substantially the same as those of the predecessor or (b) all predecessors met the conditions at the time of succession and the registrant continues to do so since the succession.

Rule 405 of Regulation C under the Securities Act defines a "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." Oncothyreon should be deemed a successor registrant/issuer of Biomira, within the meaning of "successor" as such term is defined by Rule 405 under the Securities Act. In the context of the Arrangement, the assets, operations, liabilities and obligations that comprise the going business of Biomira would become the assets, operations, liabilities and obligations of Oncothyreon, which should qualify Oncothyreon as a "direct transfer" within the meaning of this definition.

Each of the foregoing requirements is met in the Arrangement. First, Oncothyreon succeeded to Biomira pursuant to the Arrangement solely for the purpose of changing its form of organization to a holding company structure and its jurisdiction of incorporation from Canada to the United States, in the state of Delaware. Although Oncothyreon changed its country of incorporation as opposed to its "state" of incorporation, this distinction has not affected the analysis in prior no-action letters. *See, Shire, TNCL* and *Nabors*. The rationale for allowing the use of Form S-3 remains the same since the Arrangement only provides a change in the jurisdiction of incorporation with no substantial change in the issuer's business or operations. Second, as previously discussed, the assets and liabilities, on a consolidated basis of Oncothyreon are substantially the same as Biomira prior to the Arrangement, and Oncothyreon has acquired all the assets and has assumed all of the liabilities of Biomira on a consolidated basis and succeeded to all of Biomira's business and operations. Therefore, Oncothyreon together with its predecessor, Biomira, has satisfied conditions 1, 2, 3, and 5 of General Instructions I.A. of Form S-3 and should be entitled to take into account Biomira's acts and status prior to the effective time of the Arrangement in determining whether Oncothyreon is eligible to use Form S-3. The Staff has permitted such reliance on General Instructions I.A.7 where the issuer satisfied all of the requirements but had changed its country of incorporation. *See, Shire; TNCL; Bookham Technology plc* (available September 22, 2004) ("***Bookham***"); *Nabors; PXRE Corporation* (available September 23, 1999) and *Manpower, Inc.* (available August 15, 1991). The Staff has taken similar positions in the context of wholly-owned domestic holding company formations and reincorporation mergers. *See, Roper Industries, Inc.* (available July 19, 2007) ("***Roper***"); *InterDigital Communications Corporation* (available June 25, 2007) ("***InterDigital***"); *ABX Air, Inc.* (available June 13, 2007) ("***ABX***"); *Equitable Resources, Inc.* (available April 25, 2007) ("***Equitable***"). Accordingly, we respectfully request that the Staff concur that Oncothyreon be entitled to take into account Biomira's acts and status prior to the completion of the Arrangement in determining whether Oncothyreon is eligible to use Form S-3.

For the reasons stated above, Oncothyreon should be entitled to take into account Biomira's acts and status prior to the completion of the Arrangement, in determining Oncothyreon "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4. *See, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation, Forest Merger Corporation* (available March 25, 2003) (collectively "***FBR***"); *ConocoPhillips* (available August 23, 2002) ("***ConocoPhillips***"); and *Nabors*.

Similarly, Oncothyreon should be entitled to rely on the prior activities and Exchange Act reports of Biomira in determining whether it will be deemed to have met the requirements of General Instruction A of Form S-8. We note, as discussed above, the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit or stock plans. *See*, *Duke Energy Corporation, Duke Energy Holding Corp., Cinergy Corp.* (available March 30, 2006) (collectively "*Duke*"); *Bookham*; *TNCL*; *FBR*; and *ConocoPhillips*.

Based on the foregoing, we respectfully request the Staff concur with our opinion that Oncothyreon should be entitled to take into account Biomira's acts and status to use each of the forms.

C. **Availability of Rule 144**

We request the Staff confirm that Biomira's prior activities and the most recent report or statement published by Biomira prior to the Arrangement and the average weekly reported trading volumes in Biomira's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Oncothyreon has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amounts of Biomira common shares that may be sold pursuant to Rule 144(e) of the Securities Act.

Rule 144 under the Securities Act provides safe harbor exemptions from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. Moreover, Rule 144(c)(1) under the Securities Act requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale.

We hereby request the Staff confirm our opinion, for purposes of Rule 144 under the Securities Act, Oncothyreon may include the prior reporting history of Biomira in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act, and that Biomira's publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to Oncothyreon, as set forth in

Rule 144(c) under the Securities Act. We believe these requests are appropriate since Oncothyreon, on a consolidated basis, has substantially the same assets, businesses and operations as Biomira prior to the completion of the Arrangement and is the successor to Biomira. Biomira has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. *See, ABX*; *Hecla Mining Company* (available October 31, 2006) ("*Hecla*"); *Duke*; *Shire*; *CanWest*; *Matria Healthcare, Inc.* (available February 10, 2005) ("*Matria*"); *Russell Corporation* (March 18, 2004) ("*Russell*"); *Adolph Coors Company* (available August 25, 2003) ("*Adolph*"); *FBR*; *Crown, Cork & Seal* (available February 25, 2003) ("*Crown Cork*"); and *ConocoPhillips*.

D. Schedules 13D and 13G

We request the Staff confirm that persons who have filed statements under Schedule 13D or 13G reporting ownership interests in Biomira securities will not be required to file any additional or amended statements or forms as a result of the Arrangement but may note in their next filings that Oncothyreon is the successor issuer to Biomira.

Section 13(d)(1) of the Exchange Act and the Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Arrangement, Oncothyreon represented the same company on a consolidated basis as did Biomira immediately prior to the Arrangement. Consequently, any person who, prior to the Arrangement, has filed a Schedule 13D or 13G for Biomira shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Oncothyreon is deemed the successor corporation to Biomira for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. *See, ABX*; *Equitable*; *Hecla*; *Aether*; *Matria*; *TNCL*; *Johnson*; *Ampco-Pittsburg*; *Weatherford*; *Crown Cork*; and *Nabors*.

Oncothyreon delivered written notification of the foregoing requirement to such applicable persons who have filed, as of the completion date of the Arrangement, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf.

Based on the foregoing, it is our opinion that amended Schedules 13D or 13G should not be required to be filed as a result of the issuance of the common stock, preferred stock and warrants of Oncothyreon in exchange of Biomira's common shares, preference shares and warrants in the Arrangement.

E. <u>Section 4(3) Prospectus Delivery Requirement and Rule 174(b)</u>

We request the Staff confirm that in accordance with Rule 174(b) under the Securities Act, Oncothyreon will be deemed an Exchange Act reporting company and dealers of Oncothyreon's common stock need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to Oncothyreon after the Arrangement.

Rule 174(b) under the Securities Act provides that "no prospectus need be delivered" pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Biomira has been a reporting company under the Exchange Act since 1991. Since the completion of the Arrangement, Oncothyreon has, on a consolidated basis, substantially the same assets, liabilities, business and operations as Biomira had, on a consolidated basis, immediately before the completion of the Arrangement, and is the successor to Biomira. The Staff has permitted reliance on Section 4(3) in the context of holding company structure formation transactions. *See, Duke; Shire; Aether; FBR; ConocoPhillips;* and *Nabors*. Based upon the foregoing, it is our opinion that dealers of Oncothyreon's common stock should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). We acknowledge that Rule 174 does not affect the prospectus delivery requirements of dealers acting as underwriters or the prospectus delivery requirements of a broker or dealer under Rule 15c2-8 of the Exchange Act.

Based upon the foregoing, we respectfully request the Staff to concur with our opinion that Oncothyreon will be deemed an Exchange Act reporting company and dealers of Oncothyreon's common stock will be able to rely on Rule 174(b) with respect to prospectus delivery requirements.

V. <u>Conclusion</u>

On behalf of Oncothyreon, Biomira and the merger subsidiaries, we respectfully request the concurrence of the Staff in our conclusion for each of the requests set forth in this letter. In reaching our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses to the Staff to such requests, in reference to transactions that were substantially similar to the Arrangement, including the requests for no-action letters/and or interpretive opinions cited herein. If you require any additional information, please contact the undersigned at (206) 883-2579 or Robert F. Kornegay at (650) 320-4533. If your conclusions differ from our own, we would appreciate it if you would contact one of us prior to making any written responses to this letter so that we may be given the opportunity to clarify our views.

We appreciate your attention to this matter. In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. Please acknowledge the receipt of this letter and its enclosures by date-stamping the enclosed receipt copy and returning it in the stamped, self-addressed envelope attached hereto.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI, PC

Susan L.

Susan L. Min

/slm

Encl.

cc: Robert L. Kirkman, M.D.
Oncothyreon Inc. and Biomira Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance – AD1
Securities and Exchange Commission

Patrick J. Schultheis, Esq.
Robert F. Kornegay, Esq.
Drew Markham, Esq.
Effie Toshav, Esq.
Wilson Sonsini Goodrich & Rosati, PC

END